Exhibit 99.6
Afternoon Earnings Call

AFTERNOON EARNINGS CALL
Q4 FY 10 RESULTS
April 13, 2010

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
 Infosys Technologies – CEO and MD

S. D. Shibulal
 Infosys Technologies – COO

V. Balakrishnan
 Infosys Technologies – CFO

TV Mohandas Pai
Member of the Board and Director-Human Resources, Education and Research and Administration

BG Srinivas
 Infosys Technologies – Head – Manufacturing and Member – Executive Council

Chandra Shekar Kakal
Infosys Technologies – Head – Enterprise Solutions and Member – Executive Council

Swaminathan
Infosys BPO – CEO

Haragopal
Infosys Technologies – Head - Finacle

INVESTORS

Anthony Miller
Tech Market View

Bhavan Suri
William Blair & Company

Sandeep Shah
ICICI Securities

Diviya Nagarajan
UBS Securities

Karl Keirstead
Kaufman Brothers

Dipen Shah
Kotak Securities

Edward Caso
Wells Fargo

Balaji Prasad
Goldman Sachs

Sumit Poddar
Birla Sun Life Insurance

Nitin Padmanabhan
India Bulls Securities

James Friedman
Susquehanna International Group

Shekhar Singh
Goldman Sachs

Moderator

Ladies and gentlemen, good morning, good afternoon, good evening and welcome to the Infosys’ Fourth Quarter Earnings Conference Call. As a reminder, for the duration of this presentation, all participants’ lines will be in the listen-only mode. There will be an opportunity for you to ask questions at the end of today’s opening remarks. If you should need assistance during this conference call, please signal an operator by pressing * and then 0 on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Mr. Shekar Narayanan of Infosys Technologies Limited. Thank you and over to you Mr. Narayanan.

Shekar Narayanan

Thanks Rochelle. Good afternoon, ladies and gentlemen. I am Shekar from the Investor Relations team in Bangalore. We thank you all for joining us today to discuss the financial results for the fourth quarter and year ended March 31, 2010. Joining us today in this conference room is CEO and Managing Director – Mr. Kris Gopalakrishnan, COO – Mr. S.D. Shibulal, and CFO – Mr. V. Balakrishnan, along with other members of the senior management. We will start with a brief statement on the performance of the company during the quarter and year ended March 31, 2010, outlook for the quarter ending June 30, 2010 and year ending March 31, 2011. After that we will open up the discussion for questions and answers. Before I hand over to Infosys management, I would like to remind you that anything we say which refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risk that the company faces. A full statement and explanation of these risks is available with our filings with the SEC which can be found on www.sec.gov. I would now pass it on to Infosys management.

Kris Gopalakrishnan

Thanks Shekar and good morning, good afternoon, good evening to everyone of you. Thank you for participating in this call. We had a very good quarter over and above the 6.7% growth last quarter. We have a 5.2% growth this quarter. Volume growth is 5.2%. Utilization improved to 77%. We added 47 new clients. Our top 25 clients grew by 7.5%. We hired 27,000 employees whereas we said at the beginning of the year that we will hire 18,000 employees. We started the year with 3-7% decline in revenues, whereas we have ended the year with 3% improvement or an increase in revenues. We have been able to sustain margins. Actually, we improved operating margin by about 90 basis points in spite of a challenging year, in spite of continuing to invest in the business. We believe that we have come out of this stronger, we have come out of this downturn with a good position in the industry, our clients trust us, they continue to invest with us and we continue to see growth opportunities ahead of us. We have given a guidance of 16%-18% in top line and an EPS growth of 5.3%-9.6% in dollar terms. In spite of the challenges, in spite of appreciation of rupee by 6% etc., we are looking at growth, we are looking at recruitment in large numbers, we are looking at working with our clients to help them build a better future. That shows that we are in a better position right now. I am going to hand it over to my colleague, Shibulal to give you more details on the different sectors, the different industries, the different regions, etc., followed by V. Balakrishnan, the CFO. Shibu.

S. D. Shibulal

Thank you, Kris. As Kris said, the growth has been all around. Almost all segments, all geographies have grown. If you look at the service wise break-up, consulting and package implementation has grown quarter-on-quarter. It has grown from 23.3% to 26.0%. This is very much in line with our strategy of increasing our revenue from transformational projects.

This quarter, we have won 4 transformational projects and 5 large outsourcing deals. Out of the 5 large deals, 2 of them are more than $150 mn. If you remember last quarter, we were saying that there were not many $100 mn deals in the market. Now that has changed. Our revenue from system integration also has gone up marginally. Our revenue from application development and maintenance has come down compared with last quarter. I believe that trend will continue. Our revenue from non-ADM services will continue to increase as a percentage.

North America continues to be very strong. It is the largest technology spender. It will play a big part in our lives. We are investing in Europe. We are investing especially in Continental Europe. This quarter Europe revenue is 22.5% compared with 21.9% last quarter. That growth is predominantly in Continental Europe. We now have country managers in Germany and France and they are in the process of building local teams in both the countries.

If you look at the verticals other than telecom, almost all other verticals are doing well. Again, growth all around. In terms of number of clients, this was one of the strongest quarters over the last many quarters. We have added 47 new clients. If you remember in the beginning of the year, we mentioned that we will focus on adding Fortune 2000 clients going forward. This is a result of our focus in the must-have accounts. Number of million dollar clients has gone to 338 from 336. Number of $50 million clients has gone to 26 from 22. Many other parameters have remained stable like onsite-offshore ratio whereas fixed prices has marginally gone up. Those things have somewhat remained stable.

If you look at people, our total strength today is 113,000. We added 9,000 plus people in the quarter gross and close to 4,000 people net. We started the year with a target of recruiting 18,000 people. We recruited 27,000 people last year. Next year, we plan to recruit 30,000 people.

To conclude the growth this quarter has been all around. Our top 25 clients grew by 7.5%.

With that let me hand off to Bala, our CFO to give you more color on the financials. Thank you.

V. Balakrishnan

Good afternoon everyone. It has been an extremely good quarter. We have seen volumes growing by 5.2% for the quarter and 6.7% for the full year. If you all remember, at the beginning of the year we said revenues could decline somewhere between 3% to 7%. We have actually grown the revenues by 3%. It has been extraordinary change. During the current quarter, the pricing went down by 1.5% on reported basis; in constant currency it went down by 0.7%. We have seen growth coming from all the segments, especially financial services, retail and manufacturing and also consulting and package implementation. So the quality of growth is extremely good.

Our margins came down this quarter by close to a 100 basis points. It is mainly to do with the rupee because rupee appreciated by 1.5% during the quarter. That had an impact of something around 70 basis points on the margin. If you take the full year, in the beginning of the year we said the margins could decline by 300 basis points but actually the margins had improved by 100 basis points. The rupee depreciated by around 200 basis points on a year-on-year. That gave us a benefit on the margins. So net-net, we have done much better than what we expected in the beginning of the year.

We are ending the year with $3.5 bn of cash. The account receivable position is very comfortable. It is 59 days with hardly 4% of the receivable more than 60 days. The utilization has slightly gone up during the quarter to 77.1%. We always said we are comfortable within a range of 76-80%. So it is within the band. We have some flexibility to grow because we have that capacity.

Going forward for next year, our guidance is for a growth of 16-18% in revenues in dollar terms and 9-11% growth in rupee terms. We are assuming a rupee-dollar at 44.50 for the next year which means an appreciation of 6% in the rupee which could impact our margins by around 2.5%. We are also assuming the revenue productivity to remain stable for next year. We are not assuming any decline or increase in revenue productivity in our guidance for next year. We are going to add 30,000 employees next year, 7,000 in the first quarter. It is substantial.

We are giving a wage increase effective April 1st. As you all remember, we gave a mid-term hike to employees in October of last year. We normally give a wage hike in the beginning of the year. Last year was an exceptional year. In the beginning of the year, we had not given but we gave a mid-term hike. Now starting April 1st, we are giving on an average around 14% increase in wages offshore and 2-3% onsite. That will again impact the margins by around 300 basis points. The impact will be more in the first quarter but during the year when we add 30,000 employees more, the pyramid structure comes into play. That will minimize the impact. We are also assuming the utilization could slightly go up by something around 2%. That will also benefit. So we had assumed some cost optimization, some utilization going up to reduce the impact of both the wages and the currency and net-net, for next year, we are assuming the operating margins to come down by 150 basis points. It is more to do with the rupee because rupee appreciating 6% will have 2.5% impact on the margin for next year.

On the tax front, our effective tax rate this year is around 21%. We had provided for Rs. 316 crores for SEZ taxes. Now in the budget there is a provision to make a retrospective amendment, so the provision is no longer required. We reversed that. We also made a $52 mn provision for branch profit tax during the current quarter. In the current quarter, we also had an exceptional income of something around $11mn (Rs. 48 crores). That is because we sold 60% of our holding in OnMobile System Inc. We hold the stock of the U.S. Company. We liquidate a 60%. Because it is a financial investment, we felt it is the right time to liquidate and encash. Balance 40% whenever we have the liquidity event, whenever we feel it is opportune time, we will sell and encash. On the tax front next year we are assuming the effective tax rate to go up to 25%. This year it is 21%. Next year it could be 25%. In fiscal 2010, 70% of our income got taxed. We are one of the largest tax payers in this country today. Next year, close to 80% of our revenue could get taxed. We are trying to push all the incremental growth into SEZ, but nevertheless, the effective tax rate could go up to maybe 25% next year. We are going to spend around Rs. 1,200 crores on capex next year.

Overall, we believe the environment is stabilizing. Most of the customers have finalized the budgets and they are spending more money in a tough environment because they want to get the business momentum going. At the same time they are cautious about the environment. So the spending will be more short-term with respect to budgets. They will focus on the events of the short-term and fine-tune their spending but offshore is a very big theme and we believe 16-18% is an achievable number for revenue growth next year. Thank you. I can open the floor for questions now.

Moderator

Thank you very much. Ladies and gentlemen, we will now begin the question and answer session. Our first question is from the line of Diviya Nagarajan of UBS Securities. Please go ahead.

Diviya Nagarajan

Hi. Congrats on a good quarter. Couple of questions. I was curious to understand how much of your guidance is led by BFSI revival and the U.S. and what are you actually budgeting in for what has been a relative laggard in the last year, telecom and manufacturing and of course for Europe please?

Kris Gopalakrishnan

On the guidance, we do not breakup guidance by industry sectors but I can say that we are looking at good growth in BFSI, retail and manufacturing. These are the large industry verticals. In telecom some constraint is because the number of clients we can have is limited by the number of large companies out there and so the addressable market is somewhat limited but otherwise we would see growth in telecom also. We are retaining the clients, we are growing some of the clients but the growth will primarily come from Manufacturing, Retail and BFSI. We are investing into Energy & Utilities, Pharma, Healthcare. These will grow over time but the biggest impact will be from these 3 verticals.

Diviya Nagarajan

Right. On the pricing front I notice that we had a negative impact on offshore even in constant currency this quarter. Firstly how did that come about and secondly what are you seeing in the marketplace in terms of pricing environment, anything irrational that you are seeing from your competitors at present?

S. D. Shibulal

We are expecting the pricing for the next year to be stable. We believe that most of the major pricing renegotiations are behind us. Even though we are seeing sporadic renegotiations but that we consider as part of normal business. In this year our revenue productivity has come down by 4%. This quarter it has come down by 1.5%. At the beginning of the year we had predicted that revenue productivity will come down by 5%. Against the prediction of 5% it came down by 4%. For the next year planning, we are assuming that the revenue productivity will remain stable at this point in time.

Diviya Nagarajan

So what we saw this quarter was more a function of the price cuts that we had in the past because your service mix seems to have improved this quarter?

S. D. Shibulal

Yes. I think what we are seeing is the tailwind effect of what we did in the past. There maybe a little bit of that left for next year also but that probably will get neutralized by other things like portfolio shift of account, portfolio shift of service etc.

Diviya Nagarajan

Right. And lastly Mr. Pai I heard your comments on the iRACE program and how it has not contributed much to your salary increases this year but how do you expect salary increases over the next cycle because the 14% number kind of seems too early on in the current cycle. Do you expect that this will be a one-off because you have had some issues in this current year or do you think that the 15%-16% number will be a reality from here on?

TV Mohandas Pai

Well I think this 14% that we are giving right now is being done in a particular context. What we are going to do next year we have to see as we go along. You must remember that we have gone through a massive career architecture move. We had reshaped HR architecture for the entire industry as a role model. We have fitted people in certain grades and now we must recognize their potential and reward them appropriately. That is why we have given this hike and we have taken a hit to our margins. I think going ahead how it pans out in hike for the next few years, we will approach them as and when they come by but in this time when the industry is growing and we need to change the entire architecture and I think is the most appropriate and I think all of us are unanimous on that.

Diviya Nagarajan

Thanks and all the best for the coming year.

Moderator

Thank you Ms. Nagarajan. Our next question is from the line of Mr. Anthony Miller of Tech Market View. Please go ahead.

Anthony Miller

Yes hello gentlemen. I wonder if you could just expand a little bit on your comments on what is happening in Europe because it looks like you had a pretty storming quarter, up nearly 12% in constant currency, I think that is one of the fastest growth we have seen in quite a while. Can you talk a bit about which were the major countries that you saw the growth in this recent quarter and which service lines?

BG Srinivas

Hello this is BG Srinivas responding to your question on Europe. Primarily we saw growth coming across 3 sectors which includes manufacturing, Retail CPG and Energy & Utilities. There was some marginal growth which also came from Banking & Capital Markets. Specific to countries, in Retail, Banking & Capital Markets, it was from UK. In Manufacturing, Energy & Utilities, it was from the Continent. Countries which participated in this growth is Switzerland, Germany and France.

Anthony Miller

Okay. What could you say about the propensity of countries like France and Germany in particular to move work offshore? Are you seeing any changing of attitude, are you seeing more work being put offshore?

BG Srinivas

There are definitely early signs while it is still not as open as UK or the US market. We are proactively investing into Germany and France and we have set-up local country management structures, investing and building or increasing our presence there both on the sales headcount as well as consulting and then some of the identified service lines. But we do see these two countries opening up though they will open up slowly. If you look at the situation in terms of the macro environment, both Germany and France have stabilized. They are seeing marginal growth happening across sectors. However, the challenges on unemployment continue and those will again dampen the effect of any major outsourcing but definitely in terms of increasing competitiveness, the enterprises in both Germany and France are looking at alternatives. The early signs of this also reflect in the fact that when they take outsourcing decisions, they are making sure that offshoring is a part of the vendor’s program in terms of short-listing and selecting their vendors.

Anthony Miller

Right, thanks very much indeed.

Moderator

Thank you Mr. Miller. Our next question is from the line of Bhavan Suri of William Blair & Company. Please go ahead.

Bhavan Suri

Hey guys, good quarter, good results. Just a couple of questions for Bala, so obviously the guidance in dollar terms of 16%-18% looks great but could you walk me through a little bit more detail of how you are doing the margins. So wages will be a negative 300 basis points impact on margins, you have got 200 basis points negative coming in from Rupee? How are you offsetting that with the 1% or 2% increase in utilization to get only 150 bps operating margin decline year-over-year? I am just trying to sort of put those numbers together.

V. Balakrishnan

Well the overall margin we assume to come down by around 150 basis points. Rupee is an appreciation of 6%, that means around 2.5% impact on the margin. Wages even though will have an impact of 3% in the beginning, over the year when 30,000 people join, most of them at the bottom of the pyramid the average cost for the year may not go up. To some extent wage increase is taken care of by the growth of 16%-18%. Utilization going up by around 2% will have a positive impact of 1% on margins and then we are continuing with all of the cost-cutting initiatives and also the scale benefits we get that will have some offset of around 200 basis point. Net-net the impact on the margins will not be more than 150 basis points. That is what we have assumed in the guidance.

Bhavan Suri

Thanks for the clarity. Then just breaking down the service lines a little bit, it was nice to see consulting and package implementation and systems integration grow, but I guess I was a little surprised to see ADM decline and I mean not even so much as a percent of revenue because it will overtime but in absolute dollars there was decline in both app dev and app maintenance and especially in apps maintenance I think that is a recurring revenue stream that would not decline in absolute dollars.

S. D. Shibulal

Yeah your observation is correct. In percentage terms over a period of time the transformational work will keep going up because that is our aspiration. The ADM revenue decline once should not look at it from a quarter-to-quarter perspective, we need to look at it from a long-term perspective. While the percentage will come down, I believe that the absolute numbers will keep going up. This quarter we should take it as an aberration.

Bhavan Suri

Okay. Finally just one quick question from me, what percentage of revenue did non-people based work account for, so to say the platforms and Finacle all combined? What percent of revenue?

S. D. Shibulal

Approximately 5% of our revenues came from what we call the new models of engagements. Finacle is not included. If I include Finacle it will be about 9%. Finacle has always been there, so without Finacle it is about 5% and with Finacle, it is about 9%.

Bhavan Suri

Okay, good quarter guys, thank you, thanks for taking my call.

Moderator

Thank you Mr. Suri. Our next question is from the line of Sandeep Shah of ICICI Securities. Please go ahead.

Sandeep Shah

Yeah congrats on good numbers. Just if we need to have a qualitative color in terms of breaking down the wage inflation the component which relates to the Infosys specific measures and a component which relates to the industry led pressure, if you can give some color on the same?

V. Balakrishnan

There is no industry led pressure. What we have done is we have increase the offshore wages on average by around 14%, onsite by around 2%-3%. # 1, we believe that the growth environment is coming back, we have to retain the best talent. Attrition has slightly kicked up but it is not alarming, we can manage that. We can afford it so we have given a wage increase. # 2, we also believe that some of our competitors are acting irrationally in the marketplace. It is a good message for them we had done one in October. Now we are reiterating that again with the larger increase so that they will act more rationally. So it is more strategic for us to give a wage increase at this point of time.

Sandeep Shah

Just hypothetically if you assume that iRACE initiative would not have been introduced whether this wage inflation number would have been similar, what you have given?

Kris Gopalakrishnan

That is very hypothetical question. iRACE is a different initiative. We have to make sure that we prepare ourselves, our employees for the future of the industry, clients are becoming more demanding, projects are becoming more complex. There is a need for further specialization. We strongly believe that the industry will have to transform itself to become more domain-industry, knowledgeable, more technical, more mature. That is the rationale behind iRACE. It is not about promotions or anything. It is about building a career architecture for the future of this industry. What clients are looking for, what clients need, how work will be delivered, what kind of experience levels people need to have etc., that is what iRACE is all about. The compensation increases because as Bala clearly said, we saw growth coming back in October, we gave a comp increase. We gave a comp increase now because we are looking at 16%-18% growth this year. Whenever there is growth, the supply becomes a key competitive advantage and that is the reason why we are doing this. We also believe that we can afford it. As Bala said we can afford this comp increase.

Sandeep Shah

Thanks this is helpful. Just on the CY10 IT budgets, if you need to compare with CY09 can you give us color in terms of the budget relevance as well as the spending versus the budgeting, how it is different this time versus CY09?

Kris Gopalakrishnan

Last year the budgets were forecasted to decline by about 5%. This year I saw some analyst report which said that IT services spending would probably go up by about 5% to 5.7%. So there is a significant shift from last year to this year. We believe that our client budgets are going to be flat to maybe slightly up from our service with our clients and that is a significant change. Decisions are being made. It looks like normal decision-making cycles. Clients are deciding focused on the short-term rather than a long-term. That means they do not want to kickoff multiyear projects but more short-term projects. We are seeing large deals. We had two $150 mn plus deals, 2 transformational deals more than $50 mn plus so we are seeing large deals, we are seeing decisions being made properly, we are seeing budgets being cast properly, we believe that things are much, much better and all round growth right, so much, much better than where we were 12 months back.

Sandeep Shah

And the Q1 guidance versus Q2-Q4 we expect the growth to pick up from Q2 onwards? So despite the Q1 will have higher billing days on a sequential basis, you believe the budget spending would accelerate from the Q2 onwards?

Kris Gopalakrishnan

See typically we see Q1, Q2, Q3 approximately similar numbers and Q4 slightly different because budgets will have to be cast again. If there is a seasonality, it is typically for Q4 and that is what we have assumed in our guidance. We do not breakup by every quarter. We give you Q1 and the entire year guidance and that is what we have done.

Sandeep Shah

Okay, thanks and all the best.

Moderator

Thank you Mr. Shah. Our next question is from the line of Karl Keirstead of Kaufman Brothers. Please go ahead.

Karl Keirstead

Thanks for taking my call. Bala, I have a question about the margins. If I take your June quarter revenue guidance and your June quarter EPS guidance, it seems as if your operating margin assumption is roughly 28% and then to hit your full year margins the margins need to increase after the June quarter and I want to be sure I understand why that would happen? Is it because you are adding all these freshers and the mix shift should help margins? May be you could explain that? Thanks.

V. Balakrishnan

Yes, you are right. You know the model. We have a pyramid structure. Typically in a year when we give the wage hike, the impact is more visible in the first quarter but when the growth is there and we have so many people, most of them come in the bottom of the pyramid and it gets normalized over the year. The same thing is going to happen the next year also.

Karl Keirstead

Okay. And then perhaps the second question, Bala on the last couple of quarters you have set your next quarter sequential guidance at roughly 0%-1% and now you are guiding to something closer to 3% sequential growth for the June quarter. So it feels like you are little more confident than you were 3 or 6 months ago, could you explain that a little bit. I remember you saying that last quarter you were not quite sure how much of a recent volume increase was due to pent-up demand, you obviously must feel like it is real enough for you to set your sequential growth guidance a little bit higher in the June quarter?

Kris Gopalakrishnan

Yes, you are right. Last quarter we were still looking at budgets and budgets had not been finalized whereas now budgets are finalized and we have better visibility. We have done two surveys of our clients and that also has given us confidence about the numbers. We have also had two quarters of good growth actually, 6.7% and 5.2%. All these are inputs which into the model and then we use the model to give you the guidance.

Karl Keirstead

Okay, thank you, very much.

Moderator

Thank you, Mr. Keirstead. Our next question is from the line of Dipen Shah of Kotak Securities. Please go ahead.

Dipen Shah

My question regarding the points have been answered. Just wanted to get some more clarification on the margin impacting the fourth quarter, what led to the changes in the margins? I just missed out on that point. Thank you.

V. Balakrishnan

Well in the fourth quarter, the margins came down by 0.6% mainly because of Rupee. It appreciated by 1.6%. That impacted the margin by 70 basis points. Balance 30 basis points from all other expenses.

Dipen Shah

Ok. Thanks very much.

Moderator

Thank you. Our next question is from the line of Edward Caso of Wells Fargo. Please go ahead.

Edward Caso

Hi, good evening. Thank you for taking my call. Congratulations on your quarter. I was wondering if you could talk a little bit about your wages and how they now stand relative to your competition. Are you offering your freshers higher levels than your competition and the same comment on your laterals both in India and in the local markets?

Mohandas Pai

At the entry level, we have not increased. At the stage of confirmation, we have increased and all the way up to the project management level, we have increased between 13% to 17% and an average of 14%. At the leadership layer, we are giving an increase of 10% as also the layer above that which we call the title holders. We have seen in our benchmark that we are very comfortable at the project manager layer. At the lower layers, we have seen some concern for highly technical people and that is where we have met corrections. We have also seen that many companies are trying to poach from this very valuable group of people who are driving our earnings and we think that we are going to make it very expensive for them to poach and we said we must have a targeted hike in this particular layer and that is where we focus the dollars. Overseas we have pay quite well. We have given a hike of between 2%-3%. We gave a hike last year in October and a hike of 2%-3% which is quite good. The attrition is quite low. We had given a total hike of $134 mn for the whole year through this mechanism and we do think it will bring in certain benefits. One, it will carry the iRACE exercise further and make sure that people create and enhance deep domain expertise for both technology and business. Two, it will make sure that we retain more of our people, we expect attrition to come down, one quarter from now and seasonally it has to come down and three, we will make poaching for our competition much more expensive by focusing our dollars on this.

Edward Caso

Thanks Mohan. Bala can you talk a little bit about the acquisition strategy and what level of cash comfort that you desire particularly if you have any interest in acquiring captives

V. Balakrishnan

See we always want to do smaller acquisition because it is easier to integrate and make it work. Having said that, we are a $4.8 bn company now and next year we are projecting around $5.5 bn, so we can easily absorb the larger acquisition. We are looking at geographies like Euro and some of the service clients like consulting to do some acquisition. It is an ongoing process. We keep looking at targets. We have enough cash now. We have the ability to acquire. Only the stars have to get aligned for a transaction to happen.

Edward Caso

Final question, what is the EPS impact of the gain in the quarter from the OnMobile sale?

V. Balakrishnan

We sold our investment in On Mobile. We sold 60% of that because it was purely a financial investment. We got around $11 mn. So the impact of $0.02 on the EPS.

Edward Caso

Thank you. Congratulations.

Moderator

Thank you, Mr. Caso. Our next question is from the line of Balaji Prasad of Goldman Sachs. Please go ahead.

Balaji Prasad

Hi, good afternoon everyone. Congratulations on a good set of numbers. I just wanted to understand the management reasons to recruit 30,000 folks for the next year when you have one of the lowest utilization rates in the industry. Is there a disconnect that I am not able to understand in terms of your visibility on revenues being stronger, could you throw some light on this please?

Mohandas Pai

We need to understand the dynamics of this business. First of all, when you hire freshers, the training for the freshers takes 26 weeks. The freshers that we hired last year will partially come into the delivery organization and they will be coming this quarter and the next quarter, so there is a long lead-time. We have to get prepared, not only for fiscal 2011, but also for fiscal 2012. Two, we need a certain amount of laterals to create surplus capacities in certain parts of the business as business is becoming extremely complex and we have large transformational initiatives where we need to have people at the right sort. So the lateral recruitment comes from there. Three, out of the 30,000 people, the BPO is hiring something about 8,000-9,000 and the BPO has a high attrition rate of 35%. So just to meet their growth numbers they have to hire a lot of people and the base is about nearly 18,000 people. They have to hire a lot of people to remain in the same place. These are all gross numbers and that is why we need to hire 30,000 people. I am not giving you net numbers, because you can estimate a certain attrition rates which can be lower than this year, then you get this net number.

Balaji Prasad

Fair enough. I perfectly understand the dynamics behind that and that this should be coming through more for FY'12 and were you want to be prepared, but for me the disconnect that I also see is in terms of revenue outlook that your provided and also the kind of incremental additions that you are taking on and this is something which is really required is where I am coming from and secondly also with your great focus on non-linearity and non-linear revenues, I would have expected the gross additions or the net additions to come down proportionate to the revenue growth outlook that you project. Is it a fair assumption?

Mohandas Pai

Well that linearity is going to take time because remember when we talk about linearity, in the first 18 months you do not see any expansion of margins, you see a decline of margins. Linearity assumes the first place in the pricing, a higher productivity and the productivity to translate to revenue productivity will take some time and that has to work out and is still a very small part of the business. I agree with you conceptually when you have non-linearity, you needs less people. But let us also remember, as a company we must have surplus capacity at all points of time to meet need. Look at this year. From a guidance we have done much, much better. When the market opened up, we had enough people, we did not have to go and madly hire we used this people and we saw much better results. We always make sure that we have adequate number of people in the system and we do not have to rush to hire just to meet any emerging needs.

Balaji Prasad

Fair enough, thank you. My second question was on the ADM part where you said that you would see the revenue contribution from this coming down. What are the reasons for that kind of an outlook?

S.D. Shibulal

Actually what I said was that the ADM as a percentage of revenue will come down. That is because our strategy always has been to build an end-to-end service portfolio. If you notice, over the last 7-8 years we have introduced a number of service lines starting with enterprise solutions, consulting, system integration, infrastructure management, independent validation, BPO. As recent as last year we have introduced two new services which is knowledge service and learning service, Software as a Service. The number of services we have today is quite large and very comprehensive. That means that the revenue from ADM will come down as a percentage. I also said that in absolute terms ADM will continue to grow. If you are seeing a slight dip this quarter, that is just seasonal and not secular in nature.

Balaji Prasad

Thanks Shibu, no more questions from my end.

Moderator

Thank you Mr. Prasad. Our next question is from the line of Sumit Poddar of Birla Sun Life Insurance. Please go ahead.

Sumit Poddar

Hi sir, congrats on good volume growth numbers. Just wanted to understand from the next year perspective which are the verticals which will be growing faster than the company and which are the ones which would be on a watch list. Although I understand that you do not break growth vertical-wise but just from a client feedback perspective what is your sense in each of the verticals and which is the vertical which can actually be on the watch list and which can give better than expected growth going forward?

Kris Gopalakrishnan

See, we are growing in banking and capital markets, BFSI segment, we are growing in manufacturing, we are growing in retail. These are the last 3 industry verticals for us. We hope to grow in telecom also. We are investing in energy & utilities, pharma, healthcare, some of the emerging verticals for us, some of the growth verticals for us. Smaller base will have higher growth, hopefully we will grow some of these things faster. It is a portfolio. We see that in some quarters some of the industry verticals do better than others but it is a portfolio approach and we continue to focus on all these verticals. We are a very large company today with more than 100,000 employees. We have the sales bandwidth to look at all the verticals and when it comes to supply, when it comes to resources, we allocate where we see growth. That is how we manage this.

Sumit Poddar

Okay and in terms of manufacturing where has been the growth coming from in this particular quarter? I mean is it that everything has kind of come to a normalized stage in terms of the growth going forward.

B.G. Srinivas

This is B.G. Srinivas. Within manufacturing, the subsectors which are leading the growth is high-tech and the resource sector, the discrete manufacturing, automotive and aerospace are still lagging and we hope to see the automotive pickup in the next two quarters but for now, the high-tech and resources continue to lead. This is something that we would also see for the rest of the year. The sector has stabilized while the uptake in their business demand is yet to go up significantly, but the investment decisions are being made in parallel. In terms of services, we see both outsourcing deals as well as transformational deals in parallel happening. In some sectors where the clients are investing in consolidation of their processes across geographies and divisions, we are engaged in transformation programs. Typically in manufacturing, they leverage the ERP solutions as a part of their transformation engagement. On the other hand on outsourcing, we see opportunities in infrastructure management services where again vendors are consolidating their data centres, vendors are consolidating client’ IT applications.

Sumit Poddar

Great, thanks and all the best.

Moderator

Thank you Mr. Poddar. Our next question is from the line of Nitin Padmanabhan of India Bulls Securities. Please go ahead.

Nitin Padmanabhan

Hi, thanks for taking my question. This one is with regards to consulting services and package implementation. I think this quarter reasonable amount of growth has been driver by the service lines. If you could throw some light on how you see this going forward, what kind of deals are we seeing for the service lines, which kind of verticals will we driving this year and how sustainable it is?

Chandra Shekar Kakal

This is Chandra Shekar Kakal. On the package implementation and consulting side, we had a very good quarter. It has grown to 26% of Infosys revenue. We saw quite a few ramp ups happening from the business transformation program that we had won earlier and also some of the new programs starting in the quarter. In some sense I think the uncertainties in this space have eased out and clients have really started investing money in the business in to the future. It is not just supporting and maintaining the application that they have but they have also started investing money into rolling out applications into their different geographies and subsidiaries and so on. That is the reason we have seen good growth in the last quarter and also things are looking better for the future quarters.

Nitin Padmanabhan

Sure. One question with regard to how long is it before a fresher is confirmed. Is it six months or a year?

Kris Gopalakrishnan

It is typically 12 months.

Nitin Padmanabhan

Thank you.

Moderator

Thank you Mr. Padmanabhan. Our next question is from the line of James Friedman of Susquehanna International Group. Please go ahead.

James Friedman

Hi, thank you for taking my question. Good evening to you. Excellent quarter and congratulations. My questions are mostly for Balakrishnan. Bala, I wanted to ask with regard to the 25% full year tax guidance, how should we season that on a quarterly basis, will there be quarters when it is actually above that rate?

V. Balakrishnan

No, I think it should be 25% all through the year. But if we have a higher profitability in SEZ or STP during the year, probably that could change a little. But I think more or less it could be 25% all throughout the year.

James Friedman

And then for those of us who are starting to build the 2012 model, what should we anticipate for tax rates beyond 2011?

V. Balakrishnan

Well, it is very difficult to say because in India the new Direct Tax Code will come where the effective tax rate could come down from 33% to 25%. We are not sure whether it will become effective in 2011-2012. If it becomes effective, then probably the rates could be around 25-26% and if it does not come and if the current tax rate of 33% is retained, probably it may be around 27% app.

James Friedman

Okay, thank you and my last question is with regard to the BPO division. It seems like the margins in that division had improved sequentially. I did not see in the press release if there was an update about the senior management there but if you could comment overall on the performance of the BPO division that would be helpful.

Kris Gopalakrishnan

I am going to ask Swaminathan, the CEO of the BPO division to talk about it.

Swaminathan D.

In 2009-2010 obviously saw a reasonable growth both from revenue and a margin standpoint. As we speak, the full year revenues were at about $352 mn recording a growth of about 11.5%. This obviously also included about 2.6% from McCamish acquisition which had a 4 month revenue run rate in the last fiscal. From a net margin standpoint, we have had a healthy margin in the sense that we continue to improve our margins by providing higher value-end services. As against the last fiscal when we recorded 19%, we have been able to increase our margin rate to about 22.4 for the full year. From the last fiscal end of March when we had 60 odd clients, we have been able to add significantly to that number of about 87 as we speak. This obviously includes 16 clients who came into us from the McCamish acquisition. The last fiscal year has only seen a very straightforward kind of a growth in the sense that it really not been very pronounced and from a new contract, renewal of contract standpoint. But very definitely the fourth quarter which is the January-March period of 2010 as compared to 2009, is really seeing significant surge in terms of new contracts that are getting finalized. We do think both from a standpoint of our Global Delivery Model now, we have more centers outside of India than in India. We have 5 centers in India and 8 outside of India. Our capability to offer end-to-end service offerings in the finance and accounting space, sourcing and procurement, HR, sales fulfillment, knowledge services and being able to sort of provide services across various verticals. Today our 87 clients are reasonably well spread out on the banking and capital markets, in telecom, in media & entertainment, retail, in manufacturing. We do believe that in the next fiscal, the clients that we have been able to get on board in the last fiscal would start ramping up and would start adding on to revenues. Yes, pricing is under pressure clearly for commoditized services but our focus on rolling out business platforms, technology-led differentiation tools all of that which started last year tending to increase our margin rates. We do believe that moving forward in the next fiscal, we would see a growth rate of about 18%-20% we also believe that margins should hold on to existing levels.

James Friedman

Thank you for taking my questions.

Moderator

Thank you Mr. Friedman. Our next question is from the line of Shekhar Singh of Goldman Sachs. Please go ahead.

Shekhar Singh

We notice very strong growth in your banking product business. Can you just comment on that and the second question is like the fact that you have your own product suite for banking, does that in anyway affect your chances of winning implementation work for other banking products?

Haragopal

First question, yes we had a good year. We have had 31 wins so far and we had a double-digit growth for Finacle revenues. This 31 wins compares to about 14 last year and we have had 5 new product offerings added to the portfolio of Finacle offerings. In terms of the competency, yes because we have not only the product but all the professional services around that end-to-end, right from consulting to the BPO and having participated in transformations on a selective basis wherever needed, that capabilities are pretty much inside within the organization.

Kris Gopalakrishnan

Folks, we are running out of time. Thank you all very much for participating in this call. You can connect with us throughout the quarter through Shekhar, Sandeep, our excellent investor relationship managers and looking forward to interacting with you during the quarter. Thank you very much.

Moderator

Thank you Mr. Gopalakrishnan. Thank you gentlemen of the management. Ladies and gentlemen, on behalf of Infosys Technologies Limited, that concludes this conference call. Thank for joining us on the Chorus Call Conferencing Services. You may now disconnect your lines. Thank you.